SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                         Commission file number 0-18335



                            TETRA TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)



                DELAWARE                              74-2148293
        (State of incorporation)                   (I.R.S. Employer
                                                  Identification No.)



                  25025 I-45 North, The Woodlands, Texas 77380
              (Address of principal executive offices and zip code)



       Registrant's telephone number, including area code: (281) 367-1983


         Securities to be registered pursuant to Section 12(b) of the Act:

             Common Stock                           New York Stock Exchange
       $.01 Par Value Per Share


        Securities to be registered pursuant to Section 12(g) of the Act:

                  None


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Item 1.  Description of Registration's Securities to be Registered

         Common Stock, $.01 Par Value Per Share

         The Company is registering shares of its Common Stock, par value $.01 per share (the "Common Stock"). The following summary description of the capital stock of the Company, including the Common Stock, is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate"), a copy of which is filed with the New York Stock Exchange.

Common Stock

         The Company's Restated Certificate of Incorporation (the "Certificate") authorizes the Company to issue 40,000,000 shares of Common Stock. Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

         The Certificate authorizes the Company to issue 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the Rights of holders of Common Stock. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company.
The Board of Directors has no present plans to issue any of the Preferred Stock.

Special Charter and Bylaw Provisions

         The Certificate authorizes the Board of Directors of the Company to create and issue rights (the "Rights") entitling the holders thereof to purchase from the Company shares of capital stock or other securities. The times at which, and the terms upon which, the Rights are to be issued may be determined by the Board of Directors and set forth in the contracts or instruments that evidence the Rights. The authority of the Board of Directors with respect to the Rights includes, but is not limited to, the determination of (i) the initial purchase price per share of the capital stock or other securities of the Company to be purchased upon exercise of the Rights, (ii) provisions relating to the times at which and the circumstances under which the Rights may be exercised or sold or otherwise transferred, either together with or separately from, any other securities of the Company, (iii) antidilutive provisions which adjust the number or exercise price of the Rights or amount or nature of the securities or other property receivable upon exercise of the Rights, (iv) provisions which deny the holder of a specified percentage of the outstanding securities of the company the right to exercise the Rights and/or cause the Rights held by such holder to become void, (v) provisions which permit the Company to redeem the Rights and (vi) the appointment of a rights agent with respect to the Rights. If authorized by the Board of Directors, the Rights would be intended to protect the Company's stockholders from certain non-negotiated takeover attempts which present the risk of a change of control on terms which may be less favorable to the Company's stockholders than would be available in a transaction negotiated with and approved by the Board of Directors. The Board of Directors believes that the interests of the stockholders generally are best served if any acquisition of the Company or a substantial percentage of the Company's Common Stock results from arm's-length negotiations and reflects the Board's careful consideration of the proposed terms of a transaction. In particular, the Rights if issued would be intended to help (i) reduce the risk of coercive two-tiered, front-end loaded or partial offers which may not offer fair value to all stockholders, (ii) deter market accumulators who through open market or private purchases may achieve a position of substantial influence or control without paying to stockholders a fair control premium, and (iii) deter market accumulators who are simply interested in putting the Company "in play."

         The Bylaws of the Company provide that the Board of Directors shall fix the number of directors and that a shareholder may nominate directors only if written notice is delivered to the Company by such shareholder 80 days in advance of an annual meeting or within ten days after the date of notice by the Company of a special meeting involving the election of directors. The Company's Bylaws and Certificate also provide that any newly created directorship resulting from an increase in the number of directors or a vacancy on the Board shall be filled by vote of a majority of the remaining directors then in office, even though less than a quorum. The Board of Directors is divided into three classes, with three directors in each class. Directors hold office for a term of three years and until their successors are elected and qualified. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. A director elected by reason of an increase in the number of directors shall be elected until the next election of one or more directors by the shareholders. Directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Directors may be removed from office only by the affirmative vote of holders of 66 2/3% of the voting securities of the Company entitled to vote generally in the election of directors, voting together as a single class. The Certificate provides that these provisions of the Bylaws and Certificate may not be amended without the approval of at least 66 2/3% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. The Bylaws also provide that special meetings of the shareholders may only be called by the Chairman of the Board of Directors, singly or at the unanimous request of the entire Board of Directors, and that the shareholders may not act by written consent.

         The foregoing provisions, together with the classified Board of Directors and the ability of the Board to issue Preferred Stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of the Company's Common Stock, even if such removal or assumption would be beneficial, in the short term, to shareholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest, even if such event would be favorable to the interests of shareholders.

Item 2.  Exhibits

         1. All exhibits required by Instruction II to item 2 will be supplied to the New York Stock Exchange





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                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            TETRA TECHNOLOGIES, INC.


Date: October 6, 1997                            /s/ Geoffrey M. Hertel
                                                 ____________________________
                                                 Geoffrey M. Hertel
                                                 Executive Vice President -
                                                 Finance and Administration